SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: August, 2025	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statement of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-285508

EXHIBIT INDEX

Exhibit	Description of Exhibit

4.1	Fifth Supplemental Indenture, dated as of August 14, 2025, to the Senior Indenture dated as of January 25, 2010, between the Bank, The Bank of New York Mellon and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as Trustee.

4.2	Eighth Supplemental Indenture, dated as of August 14, 2025, to the Subordinated Indenture dated as of December 12, 2017, between the Bank and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Stephen Lobo
Name:	Stephen Lobo
Title:	Authorized Signing Officer

Date: August 14, 2025